Exhibit 99.10

SKEENA™

skeenaresources.com

Management Discussion & Analysis

Years ended December 31st, 2020 and 2019

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

MANAGEMENT DISCUSSION AND ANALYSIS

YEAR ENDED DECEMBER 31, 2020

INTRODUCTION

The Management Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena” or the “Company”) on March 25, 2021. The following discussion of performance, financial condition and future prospects should be read in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2020 and December 31, 2019. The information provided herein supplements but does not form part of the consolidated financial statements. This discussion covers the three and twelve months ended December 31, 2020 and the subsequent period up to March 25, 2021, the date of issue of this MD&A. Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s SEDAR profile at www.sedar.com or on the Company’s website: www.skeenaresources.com

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Vice-President of Exploration and Resource Development, and a qualified person as defined by National Instrument 43-101.

This MD&A contains Forward Looking Information.
Please read the Cautionary Statements on page 3 carefully.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future. Such forward-looking statements and information can be identified by the use of forward-looking words such as “will”, “expect”, “intend”, “plan”, “estimate”, “anticipate”, “believe” or “continue” or similar words and expressions or the negative thereof. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed in or implied by the forward-looking statements. This forward-looking information includes estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, anticipated conclusions of economic assessments of projects, our ability to attract and retain skilled staff, expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. These factors include: the ability to obtain permits or approvals required to conduct planned exploration programs; the results of exploration; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian securities administrators, filed on SEDAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws or the policies of the TSX exchange.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties including the past-producing Snip gold mine (“Snip”), and the past-producing Eskay Creek gold mine (“Eskay”).

The Company is a reporting issuer in all of the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) under the symbol SKE, the OTCQX under SKREF and the Frankfurt Stock Exchange under RXFB.

EXPLORATION PROPERTIES

Eskay Creek Property, British Columbia, Canada

Eskay Creek’s historic production was 3.3 million ounces of gold and 160 million ounces of silver from 2.2 million tonnes of ore from 1994 until closure in 2008. The property is renowned as being the highest-grade operation in the world at 45 g/t gold average grade.

On February 28, 2019, the Company released an updated pit-constrained mineral resource estimate and a 43-101 technical report was filed on the Company’s website and SEDAR on April 15, 2019. On November 7, 2019, the Company released the results of a Preliminary Economic Assessment (PEA) for Eskay Creek, and filed the 43-101 PEA report on the Company’s website and on its SEDAR profile on December 20, 2019.

On October 2, 2020, Skeena and Barrick Gold Inc. (“Barrick”) amended the terms of the Initial Option agreement, allowing Skeena to exercise its option to acquire a full 100% interest in the Eskay Creek project (“Eskay”), located in the Golden Triangle region of northwest British Columbia.

Skeena acquired a 100% ownership interest in Eskay Creek in exchange for:

•	The issuance to Barrick of 22,500,000 units, with each unit comprising one common share of Skeena and one half of a warrant, with each whole warrant entitling Barrick to purchase one additional common share of Skeena at an exercise price of $2.70 each until October 2, 2022; and
•	The grant of a 1% NSR royalty on the entire Eskay Creek land package. Half of that royalty may be repurchased from Barrick during the 24-month period after closing, at a cost of $17,500,000; and
•	A contingent payment, payable if Skeena sells more than a 50% interest in Eskay during the 24 month period after closing, of $15,000,000

As part of this transaction, Barrick has agreed to waive their previous back-in right, which would have allowed them to purchase a 51% interest in the Property under the terms of the previous option agreement. Instead, as a result of this transaction Barrick will become a significant shareholder in Skeena. Barrick could previously have exercised a back-in right by paying Skeena up to three times Skeena’s cumulative expense on the project, forfeiting its entitlement to a royalty, and reimbursing Skeena for the purchase price, and by assuming any bonding requirement for Barrick’s proportionate interest. This back-in right is no longer in effect.

At closing, Barrick announced that it owned approximately 12.4% of Skeena’s outstanding shares. From the closing date, Barrick will be subject to an 18-month standstill, such that its ownership of Skeena shall not exceed 19.9%. So long as Barrick maintains at least a 10% ownership in Skeena on a partially diluted basis, it will have a right to maintain its pro-rata ownership via participation in future Skeena financings and to appoint a Director to Skeena’s Board of Directors.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Snip Property, British Columbia, Canada

On July 31, 2017, Skeena acquired a 100% interest in the Snip past-producing gold mine from Barrick Gold Inc. (“Barrick”). The property consists of one mining lease and four mineral tenures totaling approximately 1,932 hectares. Under the terms of the acquisition agreement with Barrick, Barrick retains certain rights, principally:

•	1% Net Smelter Returns royalty interest (“NSR”) retained by Barrick on the Snip property, or

•	Subject to Skeena delineating in excess of 2 million ounces of gold, Barrick may exercise a back-in right to purchase a 51% interest in the property in return for a payment of three times Skeena’s cumulative exploration expenditures on the property, following which the parties will form a joint venture, and Barrick would relinquish its 1% NSR.

On October 16, 2018, Skeena closed an agreement with Hochschild Mining Holdings Limited (“Hochschild”). The agreement included an option to acquire a portion of Skeena’s Snip Property, the opportunity to have a representative on the Board of Directors, as well as a private placement financing.

Under the property option agreement, Skeena granted Hochschild an option to earn a 60% undivided interest in Snip located in the Golden Triangle of British Columbia (the “Option”). Hochschild will have three years to provide notice to Skeena that it wishes to exercise the Option, and has not yet provided such notice. Once notice has been provided, Hochschild shall then have three years (the “Option Period”) to:

•	incur expenditures on Snip that are no less than twice the amount of such expenditures incurred by Skeena from March 23, 2016 up until the time of exercise of the Option by Hochschild;

•	incur no less than $7.5 million in exploration or development expenditures on Snip in each 12-month period of the Option Period; and

•	provide 60% of the financial assurance required by governmental authorities for the Snip mining properties.

After completing a minimum spend of $22,500,000, Hochschild may extend the Option Period by a further period of 12 months by making a cash payment to Skeena of $1.0 million.

Concurrent with the Hochschild agreement, Skeena raised gross proceeds of $6,767,398 from the sale of 7,519,331 flow-through common shares of the Company at a price of $0.90 per share.

The Snip mine produced approximately 1.1 million ounces of gold from 1991 to 1999 at an average grade of 27.5 g/t. Skeena reviewed and modelled in-excess of 280,000 m of historical drilling data and completed an initial 7,200 m of surface drilling in a new program during 2016 which returned encouraging results. A winterized exploration camp has been established, and in 2017 the exploration team re-opened and rehabilitated the underground workings, and re-established ventilation and electric services prior to completing a preliminary 8,652 m underground drill-program during December 2017. A Phase-ll drill program of 11,000 m was initiated during March 2018 and completed in November 2018. In Q4 2019, a surface exploration drilling program was conducted, consisting of 10 surface drill holes totaling 1,934 m.

Spectrum Property, British Columbia, Canada

On October 27, 2014, the Company acquired a 100% interest in the Spectrum Property in exchange for 8,000,000 common shares valued at $6,000,000, together with an interest-free promissory note payable to Eilat Exploration Ltd. (“Eilat”) in the amount of $700,000. Of these shares, 6,400,000 common shares were issued to Eilat and 1,600,000 common shares were issued to Keewatin Consultants (2002) Inc. (“Keewatin”), a private company held by a former director. The total acquisition cost for the Spectrum Property amounted to $6,862,175.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

During the year-ended December 31, 2019, the Tahltan Central Government undertook an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan, and identified that the Spectrum project covers one such place. The Company regarded this development as an impairment indicator which triggered an analysis of the net recoverable amount of the Spectrum property. As a result, the Company recorded an impairment loss of $7,362,175, reducing the carrying value to $Nil.

RECENT PROGRESS

Snip Property Progress, British Columbia, Canada

Mineralization at Snip comprises a southwest-dipping shear-vein (the Twin zone) which produced in-excess of 1 Moz gold. Snip is hosted by the Triassic Stuhini Group, here comprised of a complex stratigraphic sequence of massive feldspathic and lithic greywacke with interbeds of siltstones and mudstones (3 to 15% of the strata), and a less abundant matrix-supported volcanic conglomerate. Adjacent to Snip is the Red Bluff porphyry of early Jurassic age. This quartz-diorite to monzodiorite gold-copper bearing porphyry intrudes the folded Triassic greywacke sequence and is believed responsible for the structurally controlled mineralization at Snip.

On July 21, 2020, Skeena announced the first underground mineral resource estimate for Snip, which was reviewed and validated by SRK Consulting (Canada) Inc. The underground mining shape constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au (Table 1). In the determination of reasonable prospects for economic extraction, the long hole stoping mining method is contemplated.

Table 1: Snip Indicated and Inferred underground resources reported undiluted at a 2.5 g/t Au cut-off grade within stope optimized mining shapes.

		Tonnes	Contained Grade	Contained Metal
	Domain	(000)	Au (g/t)	Au (000 oz)
Indicated Mineral Resources
	Main -V	165	12.8	68
	Main - S	337	15.0	163
	Twin West	37	10.4	12
Total Indicated		539	14.0	244
Inferred Mineral Resources
	Main - V	287	13.1	121
	Main - S	599	13.4	258
	Twin West	56	12.4	23
Total Inferred		942	13.3	402

A technical report underpinning the maiden underground mineral resource estimate for Snip was filed on the Company’s website and SEDAR on September 3, 2020.

During the last quarter of 2020, a 5,000 m surface based diamond drilling program was initiated on the Snip Property with the goal of expanding upon the resource base in the near mine environment. Drilling was completed in January 2021 and analytical results are pending. The Company’s drilling has confirmed there remains exploration potential at Snip with the delineation of the 200 Footwall zone, a shear-vein positioned 200 m below Twin which has strong analogues to the Twin zone including the Biotite Spotted Unit, which while unmineralized it’s presence ties the formation of the 200 Footwall zone to that of the Twin zone. In addition, there is stringer mineralization between the two shears which is worthy of continued exploration.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Eskay Creek Project Progress, British Columbia, Canada

In December 2017, Skeena secured an option to acquire 100% interest in the Eskay Creek property from Barrick. The Project consists of eight mineral leases, two surface leases and several unpatented mining claims which total 6,151 hectares. Eskay Creek has excellent infrastructure including all-weather road access and proximity to the new 287-kilovolt Northwest Transmission Line.

Eskay Creek is a precious and base metal-rich volcanogenic massive sulphide (VMS) deposit. Regionally, this style of mineralization has been the focus of considerable exploration activity in the “Golden Triangle” of British Columbia, Canada dating back to 1932. Exploration programs in 1988 led to the discovery of the Eskay Creek 21A and 21B Zones, followed by underground development of the 21B Zone starting in 1990, with the official opening of the Eskay Creek mine in 1994. Over the 14-year mine life, approximately 2.2 Mt of ore were mined with cut-off grades ranging from 12 to 15 g/t gold equivalent for mill ore, and 30 g/t gold equivalent for direct shipping smelter ore. From 1994 until 2008 the Eskay Creek mine produced approximately 3.3 Moz of gold and 160 Moz of silver at average grades of 45 g/t Au and 2,224 g/t Ag and was once the world’s highest-grade gold mine and the fifth-largest silver mine by volume.

Since announcing the option agreement to acquire Eskay Creek from Barrick in December 2017, Skeena has completed an extensive review of the historical database provided by Barrick, and recently completed a Preliminary Economic Assessment (PEA) based upon the results of Skeena drilling programs.

2019 Preliminary Economic Assessment - Eskay Creek Project

On November 7, 2019, the Company announced the results of its Eskay Creek PEA completed by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada), and AGP Mining Consultants, for the Eskay Creek gold-silver project. The Eskay Creek 2019 PEA highlights include:

•	High-grade open-pit constrained resources veraging 3.23 g/t Au, 78 g/t Ag (4.17 g/t AuEq) (diluted)
•	After-tax NPV5 of C$638M (US$491M) and 51% IRR at US$l,325/oz Au and US$16/oz Ag
•	After-tax payback period of 1.2 years
•	Pre-production capital expenditures (CAPEX) of C$303M (US$233M)
•	After-tax NPV:CAPEX Ratio of 2.1:1
•	Life of mine (“LOM”) average annual production of 236,000 oz Au, 5,812,000 oz Ag (306,000 oz AuEq)
•	LOM all-in sustaining costs (AISC) of C$983/oz (US$757/oz) AuEq recovered
•	LOM cash costs of C$949/oz (US$731/oz) AuEq recovered
•	6,850 Tonne per day (TPD) mill and flotation plant producing saleable concentrate
•	Exchange Rate (US$/C$) of 0.77
•	Cash costs are inclusive of mining costs, processing costs, site G&A, treatment and refining charges and royalties
•	AISC includes cash costs plus estimated corporate G&A, sustaining capital and closure costs
•	Gold Equivalent (AuEq) calculated via the formula: Au (g/t) + [Ag (g/t) / 82.8]

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Eskay Creek Mineral Resource Estimate

The Company’s current Mineral Resource Estimate (MRE; effective date of November 7, 2019) completed by SRK Consulting (Canada) forms the basis for this PEA. The MRE does not include drilling results from the Company’s Phase 1 or Phase 2 drilling from 2019 through to 2021.

Table 1: Open pit constrained Mineral Resource Statement reported at 0.7 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	12,650	5.8	4.3	110	2,340	1,740	44,660
Total Inferred	14,420	2.9	2.3	47	1,340	1,050	21,720

Table 2: Underground Mineral Resource Statement reported at a 5.0 g/t AuEq cut-off:

		Grade			Contained Ounces
	T	AuEq	Au	Ag	AuEq	Au	Ag
	(000)	g/t	g/t	g/t	oz (000)	oz (000)	oz (000)
Total Indicated	819	8.2	6.4	139	218	169	3,657
Total Inferred	295	8.2	7.1	82	78	68	778

1.	Mineral resources are not mineral reserves as they do not have demonstrated economic viability. There is no certainty that all or any part of the Mineral Resources estimated will be converted into Mineral Reserves.
2.	Results are reported in-situ and undiluted and are considered to have reasonable prospects for economic extraction.
3.	The quantity and grade of reported Inferred Mineral Resources in this estimation are uncertain in nature and there has been insufficient exploration to define these Inferred Mineral Resources as an Indicated Mineral Resource and it is uncertain if further exploration will result in upgrading them to an Indicated Mineral Resource category.
4.	For the PEA study, the open-pit block model was regularized to 9 m x 9 m x 4 m whole blocks using mineralization greater than 0.5 g/t AuEq within a single mineralization percent field; therefore, a slight difference exists between the resources reported herein, and the resources released in the February 28, 2019 press release.
5.	The number of metric tonnes and ounces were rounded to the nearest thousand. Any discrepancies in the totals are due to rounding.
6.	Reported underground resources are exclusive of the resources reported within the conceptual pit shell
7.	Cut-off grades are based on a price of US$1,275 per ounce of gold, US$17 per ounce silver, and gold recoveries of 80%, silver recoveries of 90% and without considering revenues from other metals.
8.	AuEq = Au (g/t) + (Ag (g/t) / 75)
9.	Estimates use metric units (m, t and g/t). Metals are reported in troy ounces (metric tonne * grade / 31.10348).
10.	CIM definitions were followed for the classification of mineral resources.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Environmental and Permitting Considerations

Eskay Creek represents a closed mine with existing permits for mine discharge and waste disposal. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated by the PEA, updated environmental assessment and mine permits will be required. The Company has completed a gap analysis of existing environmental and socio-economic data required for permit updates. The Company is in the process of carrying out studies required to fill the gaps identified.

Community Relations

The Tahltan Nation have a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Nation. Skeena also maintains formal agreements with the Tahltan Central Government which guide communications, environmental practices, and contracting and employment opportunities for their project in Tahltan Territory. Skeena participates in the BC Regional Mining Alliance (BCRMA) which is a partnership between First Nations, the BC Government, AME BC and exploration companies operating in the Golden Triangle region of BC. The BCRMA provides a platform for all parties to collaborate in communications with the potential investment partners on opportunities in the region.

Project Opportunities and Value Enhancements

The 2019 PEA clearly demonstrates that Eskay Creek has the potential to become an economically viable project. Additional opportunities and next steps include:

•	Continued drilling conversion of inferred and indicated resources to the indicated and measured categories, respectively
•	Potential for expansion and upgrading of the existing pit constrained and inclusion of underground resources
•	Mine scheduling investigations allowing for the further optimization of ore blending scenarios
•	Supplementary metallurgical optimizations including deposit-wide variability testing
•	Geotechnical investigations to complement and potentially enhance the current pit slope designs
•	Gap analyses and environmental baseline studies to support expedited permitting
•	Further optimization of water management infrastructure

Eskay Creek Mineralization

The Eskay Creek deposits were developed in a seafloor depositional setting of a bimodal (rhyolitic and mafic rocks) volcanic sequence believed to be contained within a fault-bounded graben basin with a coeval exhalative and epigenetic system. The stacked volcanic sequence here consists of footwall rhyolite facies, overlain by later hanging wall mafic facies. The two are separated by a clastic mudstone – the Contact Mudstone – which hosts the predominance of mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during the otherwise volcanic stratigraphic sequence. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Recently, the Company’s drilling has intercepted a lithologically similar lower clastic mudstone (the Lower Mudstone) positioned approximately 100 m stratigraphically below the Contact Mudstone. The position of the Lower Mudstone is stratigraphically analogous to the main Contact Mudstone in that it occurs at a period of sedimentary quiescence during an earlier period of the Eskay Creek bimodal volcanic activity. The presence of the Lower Mudstone demonstrates the stratigraphic and mineralization cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au+Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vent-faults fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites. Historically, this underlying rhyolite-hosted feeder style mineralization saw less production due to its lower Au-Ag grades. It is noteworthy that this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and DSO.

Skeena’s Drilling of the High-Grade Mineralization in Lower Mudstone

In August 2018 Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the unmined 21A, 21C and 22 Zones of underground mineralization. These near-surface targets are located proximal to the historical mine footprint and hold high potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that have not previously been drill tested and delineate additional resources.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred mineralization hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

Below the 21A Zone Contact Mudstone and rhyolite package, 2019 Phase I drill hole SK-19-063 intersected a broad package of the Lower Mudstone that hosts a mineralized interval grading 312.81 g/t Au, 95 g/t Ag (314.07 g/t AuEq) over 2.21 m including an individual sample with considerable visible gold grading 1,380 g/t Au, 322 g/t Ag (1,384.29 g/t AuEq) over 0.50 m. This mineralization is further corroborated by historic (1989) drill hole CA89-023 grading 5.80 g/t Au, 5.75 g/t Ag (5.88 g/t AuEq) over 6.00 m as well as recently completed Phase I drill hole SK 19 067 which intersected 8.02 g/t Au, <5 g/t Ag (8.05 g/t AuEq) over 1.50 m. The company’s drilling has found the Lower Mudstone to be extensive across the district and averaging 5 - 15 m in true thickness. By re-examining historical drilling, the Company has now traced the Lower Mudstone for over 5,000 m along strike, which has positive implications for future exploration.

2020-2021 Phase I and Phase II Drill Programs

The Phase I and Phase II drilling programs at Eskay Creek were designed to add confidence to areas of open pit constrained inferred resources through infill drilling. During the option period with Barrick, Skeena was restricted from drilling within 25 metres of existing mine development (the Development Buffer), areas expected to be above average grade. In October 2020, Skeena acquired a 100% interest in the Eskay Creek project from Barrick and subsequently initiated the Phase II infill drilling program within the 25 metre Development Buffer. The two drilling phases were completed in January 2021, and the new data will be incorporated into the Eskay Creek resource update in Q1 2021.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

2021 Exploration Drilling

In January 2021, 5,000 metres of exploratory drilling was performed in select areas of the mine area targeting near surface mineralization. Analytical results for these drill holes are pending.

Albino Lake Drilling

Albino Lake represents the historical waste rock repository from previous mining operations at Eskay Creek. Given that mine workings were developed in potentially mineralized footwall rocks below the now depleted contact mudstone, the Company has elected to perform an investigative drill program at Albino Lake to determine the resource potential of this historical waste dump. The program was initiated in March 2021 from the ice surface of the lake and results will be reported once available.

2021 Regional Exploration Program

The Company has initiated a program to perform focussed and expedited regional and near mine exploration during 2021 with the goal of discovering additional resources that will supplement the existing Eskay Creek PEA mine plan. Pragmatic exploration will focus on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases is underway to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes supporting reconciliation with Indigenous peoples and to deliver value and prosperity to Indigenous Nation partners.

One of Skeena’s founding principles is to work closely with Indigenous Communities to achieve the responsible development of our projects, and to make a positive difference in the places we work. We believe in building and sustaining mutually beneficial and supportive relationships with Indigenous Communities by creating a foundation of trust and respect, through open, honest and timely communication.

Skeena has established both a Communications Agreement and Exploration Agreements with the Tahltan Central Government. The Communications Agreement provides a protocol and framework for communication activities with the Nation, establishing a system and schedule for ongoing community engagement, and discussions with community leadership. The Exploration Agreement addresses employment and contracting opportunities, permit application reviews, environmental monitoring, protection of cultural resources, and capacity funding support to the Tahltan Central Government related to Skeena’s exploration work in Tahltan traditional territory. Collectively, these agreements support the ongoing development of the strong collaborative relationship between Skeena and Tahltan.

The Tahltan Central Government has undertaken an initiative to protect the places that have cultural, ecological and sustenance value to the Tahltan. The Tahltan Central Government has created a new designation of a Tahltan Indigenous Protected and Conserved Area (“IPCA”), and has identified that the area covering the Spectrum project will be part of a Tahltan IPCA. While the Tahltan Central Government is further defining the mechanisms they plan to use to implement stewardship objectives and activities in Tahltan IPCA’s, the Company viewed this initiative as a significant impediment to further development of the Spectrum project. As a result, the Company recorded an impairment loss of $7,362,175 in the prior year, pertaining to the Spectrum Property reducing the property’s carrying amount to the anticipated net recoverable amount of $Nil.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

RECENT TRANSACTIONS, including events subsequent to December 31, 2020

Financing Transactions

2020 Financing transactions are covered in the Discussion of Operations section.

On March 8, 2021, the Company closed the first tranche of a non-brokered flow-through private placement of up to $30,000,000, raising gross proceeds of $12,800,000 through the issuance of 2,837,986 common shares of the Company, at a price of $4.50.

Other Capital Transactions

On January 17, 2020, Skeena granted 2,940,000 incentive stock options to directors, officers, employees and consultants of the Company. The incentive stock options vest over two years with one-third vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of C$1.04 for a term of 5 years, expiring on January 17, 2025.

Also on January 17, 2020, the Company approved the reservation of 192,308 common shares in the capital of the Company in order to satisfy the payment of incentive compensation declared by the Board of Directors as payable to certain officers and employees of the Company (the “Incentive Shares”), subject to vesting. In order to help retain and motivate key members of management, these Incentive Shares will not be issued unless or until they vest on January 17, 2022.

On May 8, 2020, Skeena granted 4,200,000 incentive stock options to directors, officers and employees of the Company. The incentive stock options vest over two years with one-third vesting immediately, one-third after 12 months and one-third after 24 months. After vesting, each incentive stock option will allow the holder to purchase one common share in the Company at a price of $1.12 for a term of 5 years, expiring on May 8, 2025.

On July 27, 2020, 300,000 incentive stock options were granted to a Director of the Company. The options have a term of five years, expiring on July 27, 2025. The options vest over a 24-month period with one third of the options vesting immediately, one third after 12 months and one third after 24 months. Each option will allow the holder to purchase one common share in the Company at a price of $2.93.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick and Skeena now owns 100% of the Eskay Creek gold-silver project. At closing, Barrick was issued 22,500,000 million units of the Company, with each unit comprised of one common share and one half of one common share purchase warrant. Each full warrant is exercisable to acquire one common share of the Company at an exercise price of $2.70 for a period of two years from issuance. The common shares issued pursuant to the Definitive Agreement were valued at $59,400,000, and the warrants were valued at $11,325,981 using the Black-Scholes pricing model.

On November 27, 2020, the Company granted 5,470,000 incentive stock options to various directors, officers, employees and consultants of the Company. The options have a term of five years, expiring on November 27, 2025. All of the options vest over a 24-month period, with one third of the options vesting immediately, one third vesting after 12 months, and one third vesting after 24 months. Each option will allow the holder thereof to purchase one common share of the Company at a price of $2.52.

As a result of the Company’s share price increase during 2020, warrant holders exercised 5,607,449 warrants and option holders exercised 2,029,112 incentive stock options to purchase common shares throughout the year ended December 31, 2020.

Skeena Resources | Management Discussion & Analysis | 12

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

SELECTED ANNUAL INFORMATION

The following table sets forth selected annual information from the audited consolidated financial statements for the years ended December 31, 2020, 2019, and 2018:

Year ended	2020		2019		2018
Loss	$(1)	(60,311,139)	$(2)	(27,082,863)	$(3)	(15,520,022)
Basic & diluted loss per share		$(0.36)		$(0.25)		$(0.18)
Total assets		$137,836,339		$24,428,326		$24,554,386
Non-current financial liability		Nil		Nil		Nil
Cash dividends paid		Nil		Nil		Nil

(1)	Includes $70,458,371 of exploration and evaluation expenditures, primarily on the Eskay Property, $3,164,219 of non-exploration share-based payments, and $11,136,042 of flow-through share premium recovery.
(2)	Includes $12,758,069 of exploration and evaluation expenditures, primarily on the Eskay Property, $1,768,026 of non-exploration share-based payments, and $1,861,893 of flow-through share premium recovery.
(3)	Includes $11,488,196 of exploration and evaluation expenditures, primarily on the Snip Property, $1,166,000 of non-exploration share-based payments, and $1,052,467 of flow-through share premium recovery.

DISCUSSION OF OPERATIONS

The Company completed the year with cash of $37,821,267 (2019 - $13,119,477). Being in the exploration stage, the Company does not have revenue from operations, and relies on equity funding for its continuing financial liquidity.

On March 31, 2020, the Company closed the first tranche of a non-brokered private placement offering, whereby gross proceeds of $15,015,000 were raised by the issuance of 13,000,000 British Columbia super-flow-through shares at a price of $1.155 per flow-through share.

On April 15, 2020, the Company closed the second tranche of a non-brokered private placement offering, whereby gross proceeds of $18,246,506 were raised by the issuance of 5,772,910 British Columbia super-flow-through shares at a price of $1.155 per flow-through share and 11,027,424 National flow-through shares at a price of $1.05 per flow-through share.

In relation to the financing that closed in two tranches on April 15 and March 31, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned use of Proceeds	Amount	Actual use of Proceeds	Amount
Exploration activities	$33,261,506	Exploration activities	$33,261,506

On May 1, 2020, the Company completed the asset purchase agreement to sell 100% of the Company’s interest in the GJ Copper-Gold Property to Newcrest Red Chris Mining Limited (“Newcrest”) in consideration for a cash payment of $7,500,000 and the assumption by Newcrest of future payment obligations and royalties on the GJ Property.

On June 15, 2020, the Company commenced a Preliminary Feasibility Study (“PFS”) for the Eskay Creek gold-silver project. The PFS study would be led by Ausenco Engineering and would involve input from many of the consultants who were primarily responsible for the completion of the Company’s Preliminary Economic Assessment (PEA) on the Eskay Creek Project released in 2019, a summary of which is included in the Recent Progress section above. The detailed technical report is available both under Skeena’s profile on SEDAR and in the Eskay Creek section of the Company’s website.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

On June 17, 2020, the Company announced that it would recommence drilling on the Eskay Project following a brief suspension due to COVID 19 issues. Surface based drilling at Eskay Creek began in late June 2020 with two surface drill rigs. Incorporating the newly developed workflows associated with the Company’s vigorous Infection Prevention Strategy, additional drill rigs were added to the program utilizing a staged approach. The drilling schedule culminated with seven performing delineation and exploratory drilling across the project until December 2020. Initially, drilling focused on the completion of the Phase I program of infill on the 21A, 21B and 21C Zones (24,000 metres) paralleled by resource expansion drilling in the near-mine environment. The Company is permitting 137,000 metres of exploratory drilling to test both brownfield and greenfield targets.

On July 21, 2020, the Company announced its Maiden Resource for the Snip Gold Project. The underground constrained Indicated resources include 244,000 ounces of gold hosted within 539,000 tonnes at an average gold grade of 14.0 g/t Au. Resources within the Inferred category include 402,000 ounces of gold hosted within 942,000 tonnes at an average gold grade of 13.3 g/t Au.

On August 20, 2020, the company received final approval to list the common shares of the company on the TSX following graduation from the TSXV.

On September 3, 2020, the Company completed an independent Nl 43-101 Mineral Resource Estimate and Technical Report for the Snip gold project. A summary of the results is provided under the Recent Progress section above. The detailed technical report is available both under Skeena’s profile on SEDAR and on the Company’s website.

On October 2, 2020, the Company completed the purchase of Eskay Creek from Barrick and Skeena now owns 100% of the Eskay Creek gold-silver project.

On November 17, 2020, the Company closed an overnight marketed public offering whereby gross proceeds of $46,000,000 were raised by the issuance of 19,574,468 common shares at a price of $2.35 per common share.

In relation to the overnight marketed public offering that closed on November 17, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

		Actual use of Proceeds to
Planned use of Proceeds	Amount	date	Amount
Exploration and development activities	$46,000,000	Exploration and development activities	$35,936,000
		Exploration-related capital asset additions (buildings and field equipment)	$10,064,000
		Total	$46,000,000

On December 22, 2020, the Company closed a non-brokered private placement offering whereby gross proceeds of $8,500,002 were raised by the issuance of 2,428,572 flow-through shares at a price of $3.50 per flow-through share.

In relation to the financing that closed on December 22, 2020, the funds raised were spent in the following manner, as compared with the planned use of proceeds:

		Actual use of Proceeds to
Planned use of Proceeds	Amount	date	Amount
Exploration activities	$8,500,002	Exploration activities	$8,500,002

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

EXPLORATION AND EVALUATION EXPENSES

Year ended
December 31, 2020	Eskay	Snip	Total
Claim renewals and permits	$256,688	$60,622	$317,310
Fieldwork, camp support and local office	26,048,861	1,630,300	27,679,161
Assays, analysis and storage	2,224,428	49,913	2,274,341
Community relations	121,088	12,831	133,919
Drilling	16,014,639	1,023,473	17,038,112
Environmental studies	3,575,892	663,650	4,239,542
Geology, geophysics, and geochemical	7,758,151	602,225	8,360,376
Fuel	2,305,724	110,308	2,416,032
Helicopter	4,807,073	570,126	5,377,199
Electrical	53,731	7,799	61,530
Metallurgy	504,542	6,778	511,320
Amortization	235,886	-	235,886
Accretion	59,798	-	59,798
Share-based payments	1,646,607	107,238	1,753,845
Total for the year ended December 31, 2020	$65,613,108	$4,845,263	$70,458,371

Year ended December 31,
2019	Blackdome	GJ	Spectrum	Eskay	Snip	Total
Claim renewals and permits	$232,376	$4,418	$-	$165,085	$113,346	$515,225
Fieldwork, camp support and local office	15,816	275	823	2,682,600	301,889	3,001,403
Assays and analysis/storage	-	1,107	211	498,603	132,435	632,356
Community relations	162	2,736	8,882	30,168	66,028	107,976
Drilling	-	-	-	2,606,191	306,714	2,912,905
Environmental studies	44,479	-	-	93,058	60,448	197,985
Geology, geophysics, and geochemical	-	4,312	288	2,705,482	569,914	3,279,996
Fuel	-	-	-	166,467	79,470	245,937
Helicopter	9,610	-	-	510,518	217,352	737,480
Metallurgy	-	-	-	389,742	-	389,742
Share based payments	-	-		526,216	210,848	737,064
Total for the year ended December 31, 2019	$302,443	$12,848	$10,204	$10,374,130	$2,058,444	$12,758,069

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Dec-20	30-Sep-20	30-Jun-20	31-Mar-20
Revenue(1)	-	-	-	-
Loss for the quarter	$(2)(36,230,942)	$(3)(17,882,689)	$(4)(1,118,589)	$(5)(5,078,919)
Loss per share	$(0.21)	$(0.10)	$(0.01)	$(0.04)

Quarter ended	31-Dec-19	30-Sep-19	30-Jun-19	31-Mar-19
Revenue(1)	-	-	-	-
Loss for the quarter	$(6)(13,517,659)	$(7)(8,870,741)	$(8)(3,220,462)	$(9)(1,474,001)
Loss per share	$(0.13)	$(0.08)	$(0.03)	$(0.02)

(1)	this being an exploration stage company, there are no revenues from operations;
(2)	includes exploration expenditures of $38,691,162 and share-based payments of $1,728,447
(3)	includes exploration expenditures of $21,997,112 and share-based payments of $438,619
(4)	includes exploration expenditures of $4,949,020 and share-based payments of $599,177
(5)	includes exploration expenditures of $4,821,077 and share-based payments of $397,976
(6)	includes exploration expenditures of $6,267,537 and impairment of mineral property interests of $7,362,175
(7)	includes exploration expenditures of $4,334,987, share-based payments of $932,424 and impairment of mineral property interests of $3,283,144
(8)	includes exploration expenditures of $1,451,598 and share-based payments of $835,602
(9)	includes exploration expenditures of $703,947 and unrealized loss on marketable securities of $142,500

Loss for the fourth quarter

Losses of $36,330,942 in the three months ended December 31, 2020 (“Q420”) were greater than losses during the three months ended December 31, 2019 (“Q419”) of $13,517,659. The primary reasons for the increase in losses between Q419 and Q420 are an increase in exploration and evaluation expenditures to $38,691,162 in Q420 (Q419 - $6,267,537) and an increase in share-based compensation to $1,728,447 in Q420 (Q419 - $Nil), partially offset by an increase in flow-through share premium recovery in Q420 to $5,706,303 (Q419 - $1,136,182).

Exploration and evaluation expenditures increased due to the increased activity on the Company’s Eskay property, in an effort to advance the projects with significant exploration and infill drilling, compared to a much smaller drilling program in Q419. The flow through share premium recovery was greater in Q420 than in Q419, due to an increase in flow-through eligible exploration expenses in Q420. This recovery is recorded when qualifying flow-through expenditures (“Canadian Exploration Expenditures” or “CEE”) are made by Skeena, thereby satisfying the commitment. Flow through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

The issuance of flow-through shares in 2019 created a commitment by Skeena to incur $17,537,346 in qualifying CEE on or before December 31, 2020. As of December 31, 2020, this commitment has been fully satisfied. The issuance of flow-through shares in 2020 created a commitment by Skeena to incur $41,761,508 in qualifying CEE on or before December 31, 2021. As of December 31, 2020, there is $7,023,037 of this commitment remaining, which has been fully satisfied at the date of the MDA.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Loss for the year ended December 31, 2020

In the year ended December 31, 2020 (“F2020”), losses of $60,311,139 were greater than losses of $27,082,863 in the year ended December 31, 2019 (“F2019”) for a variety of reasons. Exploration expenditures for F2020 were $70,458,371 (F2019 – $12,758,069) and increased due to a focus on the completion of the Eskay Creek drilling program. Share-based payments increased to $3,164,219 in F2020 from $1,768,026 in F2019. This figure reflects the Black-Scholes calculated value of stock-options vested in the year, with more, higher Black-Scholes-valued options vesting in F2020 than in F2019. Gain on marketable securities was $4,075,952 in F2020 (F2019 – loss of $725,315), comprised of a realized gain of $1,320,938 on the sale of marketable securities (F2019 – realized loss of $170,785) and an additional unrealized gain of $2,755,014 due to fluctuations in the share price of the StrikePoint Gold Inc. shares held by the Company (F2019 – unrealized loss of $554,530).

A flow-through share premium recovery of $11,136,042 (F2019 - $1,861,893) was recognized in F2020. This recovery is recorded when qualifying flow-through expenditures (“Canadian Exploration Expenditures,” or “CEE”) are made, and the commitment to incur these expenditures is reduced. The relative size of the recovery depends on the flow-through premium obtained for the related flow-through share issuance, as well as the amount and timing of qualifying exploration expenditures.

Cash flows for the year ended December 31, 2020

The Company’s operating activities consumed net cash of $66,380,262 (F2019 – $10,469,211) during the year ended December 31, 2020. This was primarily due to increased exploration spending in F2020, which increased the net loss for the year without impacting the “items not affecting cash.” In relation to financing activities, the Company raised net proceeds of $83,908,517 through share issuance activity during F2020, which was significantly more than the total of $22,108,034 raised in F2019. Additionally, in F2020 the Company received proceeds of $5,571,366 upon the exercise of warrants (F2019 - $Nil) and $1,010,805 upon the exercise of options (F2019 - $Nil). Finally, investing activities provided $591,364 in F2020, compared to $388,363 in 2019.

LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital1 of $19,280,703 as of December 31, 2020 (2019 – $10,617,822). Being in the exploration stage, the Company does not have revenues from operations, and relies on equity funding for its continuing financial liquidity.

While additional funds were raised during the current fiscal year, management cautions that the Company’s ability to raise additional funding is not certain. Additional funds will be required in order to pursue the Company’s current exploration plans. An inability to raise additional funds would adversely impact the future assessment of the Company as a going concern.

1 Working capital, a non-GAAP-measure is defined as current assets net of current liabilities.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

CRITICAL ACCOUNTING ESTIMATES

Critical accounting estimates are estimates and assumptions made by management that may result in a material adjustment to the carrying amounts of assets and liabilities within the next financial year and include, but are not limited to, the following:

•	Recoverable value of exploration and evaluation interests

The carrying value of exploration and evaluation assets and the likelihood of future economic recoverability of these carrying values is subject to significant management estimates. The application of the Company’s accounting policy for and determination of recoverability of capitalized assets is based on assumptions about future events or circumstances. New information may change estimates and assumptions made. If information becomes available indicating that recovery of expenditures are unlikely, the amounts capitalized are impaired and recognized as a loss in the period that the new information becomes available. A change in estimate could result in the carrying amount of capitalized assets being materially different from their presented carrying costs.

•	Provision for closure and reclamation

The process of determining a value for the closure and reclamation provision is subject to estimates and assumptions, particularly when sufficient information required for a more precise estimate is still being gathered. Significant estimates include the amount and timing of closure and reclamation costs and the discount rate used. The size of the provision for closure and reclamation reflects management’s best estimate using information available on the date of approval of these consolidated financial statements.

•	Leases

Management uses estimation in determining the incremental borrowing rate used to measure the lease liability, specific to the asset, underlying currency and geographic location.

•	Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectations of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities.

•	Recovery of receivables

The Company estimates the collectability and timing of collection of its receivables, classifying them as current assets or long-term assets, and applies provisions for collectability when necessary.

•	Share-based payments

The fair value of share-based payments is subject to the limitations of the Black-Scholes option pricing model that incorporates market data and involves uncertainty in estimates used by management in the assumptions. Because the Black-Scholes option pricing model requires the input of highly subjective assumptions, including the volatility of share prices, changes in subjective input assumptions can materially affect the fair value estimate.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

CHANGES IN ACCOUNTING POLICIES

New accounting standards adopted:

The following new standards, and amendments to standards and interpretations, were first effective for the year ended December 31, 2020, and so have been applied in preparing the consolidated financial statements for the year ended December 31, 2020:

•	Amendments to IFRS 3, Business Combinations (“IFRS 3”) (assist in determining whether a transaction should be accounted for as a business combination or an asset acquisition. It amends the definition of a business to include an input and a substantive process that together significantly contribute to the ability to create goods and services provided to customers, generating investment and other income, and it excludes returns in the form of lower costs and other economic benefits. This amendment did not have a material impact on the Company’s condensed consolidated financial statements.

•	Amendments to IFRS 9, Financial Instruments (“IFRS 9”) and IFRS 7, Financial Instruments: Disclosures (“IFRS 7”) will affect entities that apply the hedge accounting requirements to hedging relationships directly affected by the interest rate benchmark reform. The amendments modify specific hedge accounting requirements, so that entities would apply those hedge accounting requirements assuming that the interest rate benchmark is not altered as a result of the interest rate benchmark reform. If a hedging relationship no longer meets the requirements for hedge accounting for reasons other than those specified by the amended Standards, then discontinuation of hedge accounting is still required. This amendment did not have a material impact on the Company’s condensed consolidated financial statements.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash, receivables, marketable securities, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is exposed to credit risk in relation to the receivables balances, however, the receivables balance included in financial instruments is immaterial to the Company. Interest risk and credit risk are managed for cash by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the Consolidated Statement of Comprehensive Loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the audited consolidated financial statements for the year ended December 31, 2020.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the years ended December 31, 2020 and 2019 is as follows:

	Three months ended		Year ended
	December 31,		December 31,
	2020	2019	2020	2019
Director remuneration[1]	$40,655	$26,250	$127,294	$117,292
Officer & key management remuneration[1]	$1,157,500	$177,518	$1,957,594	$710,048
Share-based payments	$1,805,328	$-	$3,267,677	$1,648,982

[1]	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management which is presented within both administrative wages and exploration expenses in the consolidated statement of loss and comprehensive loss.

Key management compensation

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the years ended December 31, 2020 and 2019. Related party Share-based payments expense is shown as a component of both administrative share-based compensation and of exploration expenditures. Total share-based payments expense for the year is comprised of $3,164,219 of administrative share-based compensation as well as an additional $1,753,845 included within exploration expenditures in the consolidated statement of loss and comprehensive loss.

Director remuneration is comprised of $45,000 paid to Craig Parry, $35,000 paid to Borden Putnam, $33,930 paid to Suki Gill, $1,458 paid to Don Siemens and $11,905 paid to Greg Beard, in relation to director compensation. Officer and key management remuneration is comprised of $877,500 paid to Walter Coles, Chief Executive Officer, $316,000 paid to Andrew MacRitchie, Chief Financial Officer, $377,594 paid to Shane Williams, Chief Operating Officer and $386,500 paid to Paul Geddes, Vice President, Exploration & Resource Development, in relation to salaries. The Black-Scholes value attributable to incentive stock options for the year ended December 31, 2020 was $1,071,311 to directors and $2,196,366 to officers and key management (2019: $422,862 to directors and $1,226,120 to officers and key management).

Recoveries

During the year ended December 31, 2020, the Company recovered $106,156 (year ended December 31, 2019 - $138,508) in rent and salary recoveries from Anacott Resources Corp., a company with an officer in common, as a result of billing employee time for services provided and charging rent fees.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities as at December 31, 2020 is $351,441 (2019 - $479,083) due to employees and companies with common directors or officers, in relation to key management compensation noted above.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Receivables

Included in receivables as at December 31, 2020 is $3,622 (December 31, 2019 - $46,428) due from companies with common directors or officers, in relation to office rent and other recoveries. The balance is comprised of $614 due from Anacott Resources Corp. and $3,008 due from Virginia Energy Resources Inc.

RISK FACTORS AND MANAGEMENT’S RESPONSIBILITY OVER FINANCIAL REPORTING

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s management, under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has designed disclosure controls and procedures (“DC&P”) and internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, based on the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Management is responsible for establishing and maintaining adequate internal control over financial reporting and disclosure controls and procedures. These controls are meant to provide reasonable assurance that information that requires disclosure by the Corporation is recorded, processed, summarized, and reported in a timely fashion. Due to its inherent limitations, DC&P and ICFR may not prevent or detect all misstatements as they can only provide reasonable assurance that the objectives of the internal control environment are met. Further, the effectiveness of internal control is subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies and procedures may change.

Management, under the supervision and with the participation of the President and Chief Executive Officer and Chief Financial Officer, has evaluated both the DC&P and ICFR and concluded that they are effective in providing reasonable assurance of the required disclosures and the financial reporting information, as of December 31, 2020.

Changes in Internal Control over Financial Reporting

National Instrument 52-109 also requires Canadian public companies to disclose any changes in ICFR during the most recent fiscal quarter that has materially affected, or is reasonably likely to materially affect, ICFR. No changes were made to the Corporation’s ICFR in the three months ended December 31, 2020 which have materially affected, or are reasonably likely to materially affect, ICFR.

Risk Factors

Development-stage mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Skeena Resources | Management Discussion & Analysis | 21

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Environmental laws and regulation could also impact the viability of a project. The Company has ensured that it has complied with these regulations, but there can be changes in legislation outside the Company’s control that could also add a risk factor to a project.

Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company’s assessment of the project.

COVID 19

In December 2019, a novel strain of coronavirus was reported in Wuhan, China. On March 11, 2020, the World Health Organization declared the outbreak to constitute a pandemic. The spread of COVID-19 has severely impacted economies around the globe. In many countries, including Canada, businesses have been forced to cease or limit operations for long or indefinite periods of time. Measures taken to contain the spread of the virus, including travel bans, quarantines, maintaining minimum distances between people, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in significant unemployment and an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening of certain sectors. Governments and central banks have responded with monetary and fiscal interventions designed to stabilize economic conditions. To date, the Company’s operations have not been materially negatively affected by these events, apart from increasing costs, in particular around health and safety and housing field-staff. The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses, remains unclear at this time. It is not possible to reliably estimate the duration of the impact, the severity of the consequences, nor the impact, if any, on the financial position and results of the Company for future periods.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by both the VP, Exploration and a “Qualified Persons” as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results. All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company, and have been prepared in accordance with NI 43-101 Standards of Disclosure for Mineral Projects. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserve and resource estimates were prepared in accordance with NI 43-101 as required by Canadian securities regulatory authorities. For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) applies different standards in order to classify mineralization as a reserve. In particular, while the terms “measured,” “indicated” and “inferred” mineral resources are required pursuant to NI 43-101, the SEC does not recognize such terms. Canadian standards differ significantly from the requirements of the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories constitute or will ever be converted into reserves. In addition, “inferred” mineral resources have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, issuers must not make any disclosure of results of an economic analysis that includes inferred mineral resources, except in rare cases.

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

CONTINGENCY

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

Eilat, and related parties, have on a number of occasions asserted certain claims against the Company pertaining to the Asset Purchase Agreement (“APA”) dated April 14, 2014 and April 27, 2015 governing the Company’s purchase of the Spectrum property. The Company received formal notices of civil claims in relation to the APA, in April of 2016. Notably, no further steps have been taken by the litigant since bringing the claims. In the opinion of management, the outcome of these events is not determinable at this time, and these matters are not expected to have a material effect on the consolidated financial statements of the Company.

The Company has previously had operations in other countries and has not yet completed the formal process of dissolution of a subsidiary company. There may be amounts owed by that subsidiary company, including mining concession fees unpaid since January 2014, estimated to be $100,000 per year, that are not probable to require an outflow of future economic benefits to satisfy. As a result, the Company has not accrued those amounts as liabilities.

On October 2, 2020, the Company announced the successful acquisition of Eskay from Barrick. The renegotiated “Definitive Agreement” contains a contingent payment, payable if the Company sells more than a 50% interest in Eskay Creek during the 24-month period after closing, of $15,000,000.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the unaudited consolidated financial statements for the year ended December 31, 2020.

Common Shares:
Shares outstanding at December 31, 2020	216,741,807
Stock options exercised	611,396
Shares issued pursuant to private placement	2,837,986
Shares outstanding at March 25, 2021	220,191,189

Stock Options:
Options outstanding at December 31, 2020	21,099,888
Options exercised	(611,396)
Options cancelled	(498,000)
Options outstanding at March 25, 2021	19,990,492

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SKEENA RESOURCES LIMITED

Management Discussion and Analysis

December 31, 2020

Warrants:
Warrants outstanding at December 31, 2020 and March 25, 2021	11,250,000

Shares reserved but unissued under the long-term incentive plan:
Long-term incentive shares reserved at December 31, 2020 and March 25, 2021	192,308

OTHER INFORMATION

List of Directors and Officers

Directors:	Officers:

Craig Parry (Chair), Vancouver, BC, Canada	Walter Coles, Jr., President & CEO
Walter Coles, Jr., San Juan, PR, USA	Andrew MacRitchie, Chief Financial Officer
Suki Gill, Vancouver, BC, Canada	Shane Williams, Chief Operating Officer
Borden R. Putnam III, Halfmoon Bay, CA, USA	Paul Geddes, P. Geo., VP Exploration & Resource Development
Greg Beard, New York, NY, USA	Justin Himmelright, VP Sustainability

Company solicitors:	Auditors:

McCarthy Tétrault LLP	Grant Thornton LLP

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